SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of               , between Sphere 3D Corp., an Ontario corporation (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1     Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.5.

“Action” shall have the meaning ascribed to such term in Section 3.1(j) .

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Base Prospectus” means the form of prospectus included in the Registration Statement in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement relating to the Securities.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Canadian Company Counsel” means Stikeman Elliot LLP, with offices located at 1155 Rene-Levesque Blvd. West, 40th Floor, Montreal, QC H3B 3V2.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

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“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than the third Trading Day following the date hereof.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the Common Shares of the Company, no par value per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(s) .

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) Common Shares or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of this Agreement, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, (d) the issuance of securities by the Company to third parties in connection the settlement of any litigation known to the Company as of the date of this Agreement or in connection with strategic transactions, (e) the issuance of Common Shares and/or warrants pursuant to the terms of the Purchase Agreement by and between the Company and an investor, dated as of August 10, 2015, as amended (the “August Purchase Agreement”), or issuances of Common Shares and/or Common Share Equivalents as permitted or required pursuant to the terms of our 8% Senior Secured Convertible Debenture, due March 31, 2018, by and between the Company and FBC Holdings S.À R.L., as amended through the date hereof, or Revolving Credit Agreement, dated as of December 30, 2014, by and among the Company, Overland Storage, Inc., and FBC Holdings S.À R.L., as amended through the date hereof, and (f) the issuance of employee stock options and the grant of restricted share awards or restricted share units pursuant to equity incentive plans described in the Registration Statement (excluding exhibits thereto) and the Prospectus or the issuance of shares upon the vesting of restricted share units or the issuance of shares or any other securities issued under the Company’s employee benefit or incentive plans.

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“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“GAAP” shall have the meaning ascribed to such term in Section 3.1(h) .

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(aa) .

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(b)(xiv) .

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b)(i) .

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(n) .

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preliminary Prospectus” means any preliminary prospectus (including any preliminary prospectus supplement) relating to the Securities filed with the Commission pursuant to Rule 424(b) under the Act.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means a final prospectus supplement filed with the Commission pursuant to Rule 424 under the Securities Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement, or, if applicable, such earlier time as may be required by Rule 430A(a)(3) under the Securities Act and any Preliminary Prospectus (including the Base Prospectus as so supplemented).

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.9.

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“Registration Statement” means the effective registration statement on Form F-3 with Commission file No. 333-206357 which registers the sale of the Warrants and the Warrant Shares to the Purchasers.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e) .

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rules and Regulations” means the rules and regulations of the Commission promulgated under the Securities Act.

 “SEC Reports” shall have the meaning ascribed to such term in Section 3.1(b)(xi) .

“Securities” means the Registered Shares, the Warrants and the Warrant Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable Common Shares).

“Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for the Common Shares and Warrants purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds, which such amount shall be equal to U.S.$2.00 per Common Share and a Warrant to purchase one Common Share purchased hereunder.

“Subsidiary” means any subsidiary of the Company as set forth on Schedule 3.1(a), and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Time of Sale Disclosure Package” means the Base Prospectus and the Prospectus most recently filed with the Commission or otherwise supplied to the Purchasers before the time of this Agreement, including any Preliminary Prospectus deemed to be a part thereof.

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“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement and the Warrants and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means TMX Equity Transfer Services Inc., the current transfer agent of the Company, with a mailing address of 200 University Ave Suite 300, Toronto, ON M5H 4H1, Canada, and a contact email of Steven.Nguyen@tmx.com, and any successor transfer agent of the Company.

“Underlying Securities” means the (i) the Registered Shares, (ii) the Warrant Shares and (iiii) any share capital of the Company issued or issuable with respect to the Registered Shares, the Warrant Shares, or the Warrants, respectively, including, without limitation, (1) as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise and (2) share capital of the Company into which the Common Shares are converted or exchanged and shares of capital stock of a successor entity into which the Common Shares are converted or exchanged, in each case, without regard to any limitations on exercise of the Warrants.

“U.S. Company Counsel” means O’Melveny & Myers LLP, with an office at 2765 Sand Hill Road, Menlo Park, CA 94025.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported in the “Pink Sheets” published by OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported, or (d) in all other cases, the fair market value of a share of Common Shares as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the reasonable fees and expenses of which shall be paid by the Company.

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“Warrants” means the warrants having a term of               from the Closing Date in the form of Exhibit A-1 hereto.

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.

ARTICLE II.
PURCHASE AND SALE

2.1     Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, (i) up to an aggregate of                    Common Shares (the “Registered Shares”) and (ii) Warrants to purchase an aggregate of                   Common Shares. Each Purchaser shall deliver to the Escrow Agent, via wire transfer or a certified check, immediately available funds equal to such Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser and the Company shall deliver to each Purchaser its respective Warrants as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of O’Melveny & Myers LLP, Two Embarcadero Center, 28th Floor, San Francisco, CA 94111 or such other location as the parties shall mutually agree.

2.2     Deliveries.

(a)     On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i)     this Agreement duly executedby the Company;

(ii)    legal opinions of Canadian Company Counsel and U.S. Company Counsel, in form and substance reasonably acceptable to the Purchasers;

(iii)   a Warrant, duly executed by the Company, registered in the name of such Purchaser to purchase up to a number of Common Shares equal to 100% of such Purchaser’s Subscription Amount divided by $2.00, with an exercise price equal to $2.50, subject to adjustment therein;

(iv)    duly executed transfer agent instructions, in form and substance reasonably acceptable to the Purchasers, which instructions shall have been delivered to and acknowledged in writing by the Company’s transfer agent;

(v)     a certificate duly executed by an executive officer of the Company certifying to the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date) and that the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Closing Date;

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(vi)    a letter from the Company’s transfer agent certifying the number of shares of Common Stock outstanding on the Closing Date immediately prior to the Closing; and

(vii)   a certificate, in the form acceptable to such Purchaser, duly executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions with respect to the offering contemplated hreby as adopted by the Company’s board of directors in a form reasonably acceptable to such Purchaser, (ii) the organizational documents of the Company and (iii) specimen signatures of all signatories of the Company, each as in effect at the Closing;

(viii)  a letter on the letterhead of the Company, duly executed by the Chief Executive Officer of the Company, setting forth the wire amounts of each Purchaser and the wire transfer instructions of the Company

(ix)    the Prospectus (which may be delivered in accordance with Rule 172 under the Securities Act).

(b)     On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i)     this Agreement duly executed by such Purchaser; and

(ii)    such Purchaser’s Subscription Amount by wire transfer to an account specified in writing by the Company (less any amounts withheld by the lead Purchaser in accordance with Section 5.2 below).

2.3     Closing Conditions.

(a)     The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i)     the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)    all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii)   the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

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(b)     The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i)     the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)    all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii)   the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv)    The Registration Statement shall be effective and available for the issuance and sale of the Securities hereunder and the Company shall have delivered to such Purchaser the Base Prospectus and each prospectus supplement thereto as required thereunder;

(v)     The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the principal Trading Market of the Common Shares of the Company as of the date hereof (the “Principal Market”), if any;

(vi)    The Common Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Closing Date, by the Commission or the Principal Market from trading on the Principal Market nor shall suspension by the Commission or the Principal Market have been threatened, as of the Closing Date, either (I) in writing by the Commission or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(vii)   No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any with any federal, state, provincial, local or foreign governmental or regulatory commission, board, body, authority or agency, or of or with any self-regulatory organization or other non-governmental regulatory authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents;

(viii)  there shall have been no Material Adverse Effect with respect to the Company since the date hereof;

(ix)    from the date hereof to the Closing Date, trading in the Common Shares shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.; and

(x)    the Company shall have issued and sold on the Closing Date, pursuant to this Agreement and the Concurrent Issuance (as defined in Section 4.14(c) of this Agreement) Registered Shares and other Common Shares having an aggregate purchase price of at least $5.75 million (and not more than $6.0 million) and related warrants to purchasers (including the Purchaser).

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ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1     Representations and Warranties of the Company.

(a)     The Company represents and warrants to, and agrees with, each of the Purchasers, as of the date hereof and as of the Closing Date, except as otherwise indicated, as follows:

(i)     The Registration Statement has become effective under the Securities Act; and no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus or the Prospectus is in effect, and no proceedings for such purpose are pending before or threatened by the Commission, or any securities regulatory authorities in Canada.

(ii)    The Base Prospectus and any Preliminary Prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed as to form in all material respects with the Securities Act and the rules and regulations thereunder (including, without limitation, Rule 430B(a) or 430A(b)). The Registration Statement contains all exhibits and schedules required to be filed by the Securities Act or the Rules and Regulations.

(iii)   (A) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Disclosure Package or the Prospectus complied or will comply when so filed as to form in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder; (B) the Registration Statement, as of its effective date and as of the date hereof, does not contain and, as amended or supplemented, if applicable, will not, at the time of such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (C) the Registration Statement complies and, as amended or supplemented, if applicable, will comply in all material respects as to form with the Securities Act; (D) the offering and sale of the Securities as contemplated hereby complies with the requirements of Rule 415 under the Securities Act (including without limitation Rule 415(a)(5)); (E) the Time of Sale Disclosure Package does not, and at the Time of Sale and at the Closing Date, the Time of Sale Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (F) the Prospectus, as of the date it is filed with the Commission pursuant to Rule 424 and at the Closing Date, will comply in all material respects as to form with the Securities Act (including without limitation Section 10(a) of the Securities Act) and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties set forth in this Section 3.1(a)(iii) do not apply to statements or omissions in the Registration Statement, the Time of Sale Disclosure Package, any Preliminary Prospectus, any road show or the Prospectus or any amendments or supplements thereto based upon information relating to any Purchaser furnished to the Company in writing by such Purchaser expressly for use therein.

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(iv)    Prior to the execution of this Agreement, the Company has not, directly or indirectly, offered or sold any Securities by means of any “prospectus” (within the meaning of the Securities Act) or used any “prospectus” (within the meaning of the Securities Act) in connection with the offer or sale of the Securities, in each case other than the Time of Sale Disclosure Package.

(v)     The Company was, at the time the Registration Statement was initially filed and when it became effective, and is, eligible to use Form F-3 to register the offering of the Securities contemplated hereby and all the conditions to the use of Form F-3 in connection with the offering and sale of the Securities as contemplated hereby have been satisfied. The Company was not an “ineligible issuer” (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rule 164 under the Securities Act with respect to the offering of the Securities contemplated by the Registration Statement. The applicable conditions for use of Form F-3, set forth in the General Instructions thereto, have been satisfied and the Company meets the requirement for use of Form F-3.

(vi)    The Common Shares are (and upon the Closing Date, the Securities and the Common Shares underlying the Warrants will be) registered pursuant to Section 12(b) of the Exchange Act and listed and admitted for trading on the NASDAQ Global Market (“NASDAQ”). The Company has not received any notice from NASDAQ regarding the delisting of such shares from NASDAQ (except for such notices as have been fully resolved), nor has the Company received any written notification that NASDAQ is contemplating terminating such listing. A Listing of Additional Shares notification for the Securities has been duly submitted to NASDAQ. To the Company’s knowledge, there are no affiliations or associations between (A) any member of the Financial Industry Regulatory Authority (“FINRA”) that is a participating member in the offering of the Securities and (B) the Company or any of the Company’s officers, directors or 5% or greater security holders or any beneficial owner of the Company’s unregistered equity securities that were acquired at any time on or after the 180th day immediately preceding the date the Registration Statement was initially filed with the Commission, except as disclosed in the Registration Statement (excluding the exhibits thereto), the Time of Sale Disclosure Package and the Prospectus.

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(vii)   The Company is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(viii)  The financial statements included or incorporated by reference in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus, together with the related notes and schedules, present fairly, in all material respects, the financial position of the Company as of the dates indicated and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company for the periods specified and have been prepared as to form in compliance with the requirements of the Securities Act and Exchange Act and in conformity with U.S. generally accepted accounting principles applied on a consistent basis during the periods presented; all pro forma financial statements or financial data included or incorporated by reference in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus, if any, comply as to form with the requirements of the Securities Act and the Exchange Act, and the assumptions used in the preparation of such pro forma financial statements and data are reasonable, the pro forma adjustments used therein are appropriate to give effect to the transactions or circumstances described therein and the pro forma adjustments have been properly applied to the historical amounts in the compilation of those statements and data; the other financial data contained or incorporated by reference in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus are accurately and fairly presented in all material respects and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Registration Statement, the Time of Sale Disclosure Package or the Prospectus that are not included or incorporated by reference as required; the Company does not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the Time of Sale Disclosure Package and the Prospectus or in documents incorporated therein by reference that are required to be described are not so described, other than trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice; and all disclosures contained or incorporated by reference in the Time of Sale Disclosure Package and the Prospectus regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G under the Exchange Act and Item 10 of Regulation S-K under the Securities Act, to the extent applicable. To the knowledge of the Company, each of Moss Adams LLP and Collins Barrow Toronto LLP, which has expressed its opinion with respect to the consolidated financial statements and schedules of the Company, is (i) an independent registered public accounting firm as required by the Securities Act and the rules and regulations thereunder and (ii) independent with respect to the Company as required by the Business Corporations Act (Ontario).

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(ix)    All statistical or market-related data included or incorporated by reference in the Time of Sale Disclosure Package and the Prospectus are based on or derived from sources that the Company reasonably believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required and except to the extent that failure to obtain such consent would not reasonably be expected to have a Material Adverse Effect. Each “forward-looking statement” (within the meaning of Section 27A of the Securities Act or Section 21E of the Exchange Act) contained or incorporated by reference in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus has been made or reaffirmed with a reasonable basis and in good faith.

(b)     The Company represents and warrants to, and agrees with, each of the Purchasers, except as set forth in the Time of Sale Disclosure Package, as follows:

(i)     The Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the Province of Ontario, Canada, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Disclosure Package and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not (A) have a material adverse effect on the assets, business, prospects, condition (financial or otherwise), results of operation or prospects of Company, (B) prevent or materially interfere with consummation of the transactions contemplated hereby, or (C) result in the delisting of Common Shares from NASDAQ (the occurrence of any such effect, prevention, interference or result described in the foregoing clauses (A), (B) or (C) being herein referred to as a “Material Adverse Effect”).

(ii)    This Agreement has been duly authorized, executed and delivered by the Company.

(iii)   The authorized and outstanding capitalization of the Company is as set forth in the Time of Sale Disclosure Package and will be as set forth in the Prospectus, subject, in each case, to the issuance of Common Shares upon exercise of stock options, warrants or convertible securities disclosed as outstanding in the Time of Sale Disclosure Package and the Prospectus, as the case may be, and the grant of options, restricted shares and restricted share units and the issuance of Common Shares upon the exercise of share options and the vesting of restricted share units under existing equity incentive plans described in the Time of Sale Disclosure Package and the Prospectus, in each case as of the date specified therein. The authorized share capital of the Company conforms and will conform as to legal matters to the description thereof contained in the Time of Sale Disclosure Package and the Prospectus.

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(iv)    The Common Shares outstanding prior to the issuance of the Securities to be sold by the Company have been duly authorized, are validly issued, fully paid and nonassessable, have been issued in material compliance with applicable securities laws and were not issued in violation of any preemptive or similar rights. All prior offers and sales of securities by the Company were made in compliance in all material respects with the Securities Act and all other applicable laws and regulations.

(v)     The Securities to be sold by the Company have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, and the issuance of such Securities will not be subject to any preemptive or similar rights. All corporate action required to be taken for the authorization, issuance and sale of the Securities have been duly and validly taken. The Securities conform in all material respects to all statements with respect thereto contained in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus. The Common Shares issuable upon exercise of the Warrants have been duly authorized and reserved for issuance by all necessary corporate action on the part of the Company and when paid for and issued in accordance with the Warrants and this Agreement, such Common Shares will be validly issued, fully paid and non-assessable; the holders thereof are not and will not be subject to personal liability by reason of being such holders; and such Common Shares are not and will not be subject to the preemptive rights of any holders of any security of the Company or similar contractual rights granted by the Company.

(vi)    This Agreement and the Warrants have been duly and validly authorized by the Company, and, when executed and delivered, will constitute, the valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms, except: (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (ii) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws; and (iii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

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(vii)   Neither the execution and delivery by the Company of, nor the performance by the Company of its obligations under, this Agreement or the Warrants will conflict with, contravene, result in a material breach or violation of, or imposition of any lien, charge or encumbrance upon any material assets of the Company pursuant to, or constitute a material default under (A) any applicable statute, law, rule, regulation, judgment, order or decree of any governmental body, regulatory or administrative agency or court having jurisdiction over the Company or any subsidiary; (B) the constating documents of the Company; or (C) any contract, agreement, obligation, covenant or instrument required to be filed by the Company with the Commission pursuant to Item 601(b)(10) of Regulation S-K.

(viii)  No approval, authorization, consent or order of or filing with any federal, state, provincial, local or foreign governmental or regulatory commission, board, body, authority or agency, or of or with any self-regulatory organization or other non-governmental regulatory authority (including, without limitation, NASDAQ), or approval of the Company’s shareholders, is required in connection with the issuance and sale of the Securities or the consummation of the transactions contemplated by this Agreement and the Warrants, other than (A) registration of the Securities under the Securities Act, which has been effected (or, with respect to any Rule 462 Registration Statement, will be effected in accordance Rule 462(b) under the Securities Act), (B) any necessary qualification under the securities or blue sky laws of the various jurisdictions in which the Securities are being offered to the Purchasers, (C) under the FINRA Conduct Rules, (D) the submission to NASDAQ of a “Listing of Additional Shares” notification, together with all supporting documentation, or (E) any continuous disclosure filing required under applicable securities laws.

(ix)    There are no actions, suits, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened to which the Company or any of its directors or officers is or would be a party or of which any of its properties is or would be subject at law or in equity, before or by any federal, state, provincial, local or foreign governmental or regulatory commission, board, body, authority or agency, or before or by any self-regulatory organization or other non-governmental regulatory authority (including, without limitation, NASDAQ) other than (A) any such action, suit, claim, investigation or proceeding which, if resolved adversely to the Company, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or (B) any such action, suit, claim, investigation or proceeding that is, or is required to be, described in the Time of Sale Disclosure Package or the Prospectus and is not so described in the Time of Sale Disclosure Package and the Prospectus.

(x)     The Company (A) is in compliance with any and all applicable foreign, federal, state, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (B) has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and (C) is in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not reasonably be expected to have a Material Adverse Effect. The Company is not liable for any costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would reasonably be expected to have a Material Adverse Effect.

S-C-14

(xi)    Except as disclosed in the Company’s reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, together with the Prospectus and the Prospectus Supplement, being collectively referred to herein as the “SEC Reports”), there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or require the Company to include such securities of the Company with the Securities registered pursuant to the Registration Statement that have not been satisfied or effectively waived with respect to the issuance of the Securities.

(xii)   Subsequent to the respective dates as of which information is given in each of the Registration Statement, the Time of Sale Disclosure Package and the Prospectus, (A) there has not occurred any Material Adverse Effect; and (B) the Company has not purchased any of its outstanding share capital (except in connection with the payment of the exercise price of, or withholding taxes for, awards under the Company’s equity incentive plans), nor declared, paid or otherwise made any dividend or distribution of any kind on its share capital other than ordinary and customary dividends and (D) there has not been any material change in the share capital, short-term debt or long-term debt of the Company, except in each case as described in any of the Registration Statement, the Time of Sale Disclosure Package and the Prospectus, respectively.

(xiii)  The Company has good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by it that is material to the business of the Company, in each case free and clear of all liens, encumbrances and defects, except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; and any real property held under lease by the Company is held by it under a valid, subsisting and enforceable lease with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company, in each case except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

S-C-15

(xiv)   The Company owns or possesses all inventions, patent applications, patents, trademarks (both registered and unregistered), trade names, service names, copyrights, trade secrets and other proprietary information described in the Registration Statement (and all associated registrations and applications for registration, and all associated rights, including moral rights) the Time of Sale Disclosure Package and the Prospectus as being owned or licensed by it or which is necessary for the conduct of, or material to, its businesses as currently conducted (collectively, the “Intellectual Property”), and (A) there are no third parties who have or, to the Company’s knowledge, will be able to establish ownership rights to any Intellectual Property, except for, and to the extent of, the ownership rights of the owners of the Intellectual Property which the Registration Statement, the Time of Sale Disclosure Package and the Prospectus disclose is licensed to the Company; (B) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property, which infringement is required to be disclosed in the Registration Statement, the Time of Sale Disclosure Package or the Prospectus and is not so disclosed; (C) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim, except as disclosed in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus; (D) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity, enforceability or scope of any Intellectual Property, except as disclosed in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus; (E) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others; and (F) the Company has complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company, and all such agreements are in full force and effect, except as such failure to comply or be in full force and effect would not reasonably be expected to result in a Material Adverse Effect.

(xv)    Except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect upon the condition of the Company, and to the best of the Company’s knowledge, each of the current and former employees of the Company, including for greater certainty each of the officers of the Company, has entered into a proprietary rights agreement with the Company, being the Company, (i) assigning to the Company any Intellectual Property rights in any developments, works, inventions or improvements produced or designed by such person, during the term of and in the course of employment with the Company, and waiving any moral rights in the same, as the case may be; and (ii) which contains customary confidentiality, noncompetition and non-disclosure covenants.

S-C-16

(xvi)   No labor dispute with the employees of the Company exists, except as described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus, or, to the knowledge of the Company, is imminent; and the Company is not aware of any existing labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that would reasonably be expected to have a Material Adverse Effect. The Company is not in violation of any provision of the Employee Retirement Income Security Act of 1974, as amended, or the rules and regulations promulgated thereunder, except for such violations as would not reasonably be expected to have a Material Adverse Effect.

(xvii)  The Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; since January 1, 2014, the Company has not been refused any insurance coverage sought or applied for; and the Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect.

(xviii) The Company possesses all certificates, authorizations and permits issued by the appropriate federal, state, provincial or foreign regulatory authorities necessary to conduct its businesses, and the Company has not received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

(xix)   The Company maintains “internal control over financial reporting” (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) in compliance with the requirements of the Exchange Act. The Company’s internal control over financial reporting has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and is effective in performing the functions for which it was established. Except as described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus, since the end of the Company’s most recent audited fiscal year, there has been (A) no significant deficiency or material weakness in the design or operation of the Company’s internal control over financial reporting (whether or not remediated) which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

S-C-17

(xx)    The Company maintains “disclosure controls and procedures” (as such term is defined in Rules 13a-15 and 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others within the Company, and such disclosure controls and procedures are effective in performing the functions for which they were established; the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the Commission (the “Sarbanes-Oxley Act”), and the statements made in each such certification are accurate; the Company and its directors and officers are each in compliance with the applicable provisions of the Sarbanes-Oxley Act.

(xxi)   The Company has not sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in the Time of Sale Disclosure Package or the Prospectus, or referred to or described in, or filed as an exhibit to, the Registration Statement, and no such termination or non-renewal has been threatened by the Company or, to the Company’s knowledge, any other party to any such contract or agreement, except as would not reasonably be expected to have a Material Adverse Effect.

(xxii)  All material tax returns required to be filed by the Company have been timely filed, and all material taxes, including any interest, additions to tax or penalties applicable thereto due or claimed to be due from the Company have been paid, other than those being contested in good faith and for which adequate reserves have been provided.

(xxiii) Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the Corruption of Foreign Officials Act (Canada) or similar legislation; and the Company has instituted and maintains policies and procedures designed to ensure continued compliance therewith, including without limitation a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

S-C-18

(xxiv)  The Company has not sold, issued or distributed any Common Shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulation D or S of, the Securities Act, other than (A) shares issued pursuant to employee benefit plans, qualified share option plans or other employee compensation plans or pursuant to outstanding options, rights, warrants or restricted share units or other convertible securities and (B) as described or incorporated by reference in the Registration Statement, the Time of Sale Disclosure Package and the Prospectus or the Company’s filings with the SEC.

(xxv)   Neither the Company nor any of its directors, officers, affiliates or to the Company’s knowledge, controlling persons has taken, directly or indirectly, any action designed, or which has constituted or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Securities.

(xxvi)  The Company (a) is organized under the laws of Ontario and has its principal business operations in the United States; (b) has a class of securities registered pursuant to Section 12(b) of the Exchange Act; (c) (i) has been subject to the reporting requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) of the Exchange Act for a period of at least 12 calendar months immediately prior to the filing of its most recent Annual Report on Form 40-F, and (ii) has filed in a timely manner all reports required to be filed during the 12 calendar months and any portion of a month immediately preceding the filing of its most recent Annual Report on Form 40-F; and (d) has not, since the end of the last fiscal year for which audited financial statements of the Company were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (i) failed to pay any dividend or sinking fund installment on preferred share, or (ii) defaulted: (A) on any installment or installments on indebtedness for borrowed money, or (B) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the Company.

(xxvii) The Company is a reporting issuer under the securities laws of each of the provinces of British Columbia, Alberta and Ontario and is in compliance in all material respects with all applicable securities laws in each of the provinces of British Columbia, Alberta and Ontario (including the rules, regulations, instruments, blanket orders, blanket rulings and written interpretations under such laws together with applicable published policies, policy statements and notices of the applicable securities commission or securities regulatory authority in each such jurisdiction), and is not on the list of defaulting reporting issuers maintained by the Canadian securities regulatory authorities in each such province that maintains such a list; and the Company has not filed any confidential material change reports which remain confidential at the date hereof. Without limiting the foregoing, the Company is in compliance in all material respects with its obligations to make timely disclosure of all material changes to its business, and certification requirements contained in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators with respect to the Company’s annual of and interim filings.

S-C-19

(xxviii) As of the date hereof, the Company is not considering effecting a reverse stock split or other combination of its outstanding common shares.

(c)     Any certificate signed by any officer of the Company and delivered to the Purchasers in connection with the offering of the Securities shall be deemed a representation and warranty by the Company to the Purchasers as to the matters covered thereby.

3.2     Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein):

(a)     Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)     Understandings or Arrangements. Such Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting such Purchaser’s right to sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws). Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business. Such Purchasers acknowledge that the Securities may be subject to resale restrictions under applicable Canadian securities laws and agrees to comply with such restrictions.

S-C-20

(c)     Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants, it will be either: (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.

(d)     Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e)     Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and, has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(f)     Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to such Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

S-C-21

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1     Warrant Shares. If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the issuance or resale of the Warrant Shares or if the Warrant is exercised via cashless exercise, the Warrant Shares issued pursuant to any such exercise shall be issued free of all legends. If at any time following the date hereof the Registration Statement (or any subsequent registration statement registering the sale or resale of the Warrant Shares) is not effective or is not otherwise available for the sale or resale of the Warrant Shares, the Company shall immediately notify the holders of the Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale or resale of the Warrant Shares (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or any Purchaser to sell, any of the Warrant Shares in compliance with applicable federal and state securities laws). The Company shall use best efforts to keep a registration statement (including the Registration Statement) registering the issuance or resale of the Warrant Shares effective during the term of the Warrants.

4.2     Furnishing of Information. Until the earliest of the time that (i) no Purchaser owns Securities or (ii) the Warrants have expired, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

4.3     Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.4     Securities Laws Disclosure; Publicity. The Company shall file a Current Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act. The Company and each Purchaser shall consult with each other in issuing any press releases with respect to the transactions contemplated hereby, and, except as may be required by law, neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause.

S-C-22

4.5     Exercise Procedures. The form of Notice of Exercise included in the Warrants sets forth the totality of the procedures required of the Purchasers in order to exercise the Warrants. Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Warrants. No additional legal opinion, other information or instructions shall be required of the Purchasers to exercise their Warrants. The Company shall honor exercises of the Warrants and shall deliver Warrant Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.6     Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

4.7     Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.4, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

S-C-23

4.8     Use of Proceeds. Except as set forth on Schedule 4.8 attached hereto, the Company shall use the net proceeds from the sale of the Securities hereunder for working capital purposes and shall not use such proceeds: (a) for the satisfaction of any portion of the Company’s debt (other than payment of trade payables or payments on any revolving credit line in the ordinary course of the Company’s business and prior practices), (b) for the redemption of any Common Shares or Common Shares Equivalents, or (c) in violation of FCPA or OFAC regulations.

4.9     Indemnification of Purchasers. Subject to the provisions of this Section 4.9, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such stockholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which constitutes fraud, gross negligence, willful misconduct or malfeasance). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

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4.10    Reservation of Common Shares. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Common Shares for the purpose of enabling the Company to issue Warrant Shares pursuant to any exercise of the Warrants.

4.11    Listing of Common Shares. The Company hereby agrees to use best efforts to maintain the listing or quotation of the Common Shares on the Trading Market on which it is currently listed, and concurrently with the Closing, the Company shall apply to list or quote all of the Warrant Shares on each such Trading Market and promptly secure the listing of all of the Warrant Shares on such Trading Market. The Company further agrees, if the Company applies to have the Common Shares traded on any other Trading Market, it will then include in such application all of the Shares and Warrant Shares, and will take such other action as is necessary to cause all of the Shares and Warrant Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Common Shares on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.12    Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.4, such Purchaser will maintain the confidentiality of the existence and terms of this transaction. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.4. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

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4.13    Variable Securities. So long as any Warrants remain outstanding until the one year anniversary of the date hereof, the Company and each Subsidiary shall be prohibited from effecting or entering into an agreement after the date hereof to effect any Subsequent Placement involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company or any Subsidiary (i) issues or sells any Convertible Securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of such Common Share Equivalents, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Common Share Equivalents or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares, other than pursuant to a customary anti-dilution provision or (ii) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby the Company or any Subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights). Each Purchaser shall be entitled to obtain injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

4.14    Additional Issuance of Securities. So long as any Purchaser beneficially owns any Securities, the Company will not, without the prior written consent of the Required Holders issue any other securities that would cause a breach or default under the Warrants. The Company agrees that for the period commencing on the date hereof and ending on the date immediately following the 90th calendar day after the Closing Date (the “Restricted Period”), neither the Company nor any of its Subsidiaries shall directly or indirectly:

(a)    file a registration statement under the Securities Act relating to securities that are not the Underlying Securities (other than a registration statement on Form S-8 or such supplements or amendments to registration statements that are outstanding and have been declared effective by the Commission as of the date hereof (solely to the extent necessary to keep such registration statements effective and available and not with respect to any Subsequent Placement)); provided that the Company may file any registration statement or prospectus with the Commission relating to securities issuable pursuant to the terms of the August Purchase Agreement or adjustable warrants issued by the Company pursuant to those certain Subscription Agreements by and between the Company and certain investors, dated as of September 22, 2015 and October 6, 2015;

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(b)     amend or modify (whether by an amendment, waiver, exchange of securities, or otherwise) any of the Company’s warrants to purchase Common Shares that are outstanding as of the date hereof; or

(c)     issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the Securities Act)), any Common Share Equivalents, any debt, any preferred stock or any purchase rights, except for any Common Shares issued in connection with the current offering by the Company, which is understood to comprise the issuance to various subscribers or purchasers of up to 3,000,000 Common Shares (inclusive of the 1,500,000 Common Shares issued to the Purchaser herein) and 3,000,000 Warrants to purchase Common Shares (inclusive of the 1,500,000 Warrants issued to the Purchaser herein), on the same pricing terms, and on terms conditions no less favorable to the Company than those  set forth in this Agreement (the “Concurrent Issuance” and any such issuance, offer, sale, grant, disposition or announcement prohibited under this Section 4.14(c) (whether occurring during the Restricted Period or at any time thereafter) is referred to as a “Subsequent Placement”).

Notwithstanding the foregoing, this Section 4.14 shall not apply in respect of the Exempt Issuances.

ARTICLE V.
MISCELLANEOUS

5.1     Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before _________ ___, 2015; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2     Fees and Expenses. The Company shall reimburse the lead Purchaser a non-accountable fee of $15,000 for all costs and expenses incurred by it or its affiliates in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents (including, without limitation, as applicable, all reasonable legal fees of outside counsel and disbursements of Kelley Drye & Warren, LLP, counsel to the lead Purchaser, any other reasonable fees and expenses in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents and due diligence and regulatory filings in connection therewith) (the “Transaction Expenses”) and shall be withheld by the lead Purchaser from its wire of the Subscription Amount payable to the Company at the Closing; provided, that the Company shall promptly reimburse Kelley Drye & Warren, LLP on demand for all Transaction Expenses not so reimbursed through such withholding at the Closing up to an amount that, when aggregated with such withholding at the Closing, shall not exceed $15,000. In addition to the Transaction Expenses, the Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, transfer agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), fees of the depository trust company or broker’s commissions (other than for Persons engaged by any Purchaser) relating to or arising out of the transactions contemplated hereby, and any stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers. The Company shall pay, and hold each Purchaser harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Purchasers.

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5.3     Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, and any Prospectus, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4     Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K.

5.5     Amendments; Waivers. This Agreement, the other Transaction Documents and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all other prior oral or written agreements between the Purchasers, the Company, its Subsidiaries, their affiliates and Persons acting on their behalf, including, without limitation, any transactions by any Purchaser with respect to Common Shares or the Securities, and the other matters contained herein and therein, and this Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein contain the entire understanding of the parties solely with respect to the matters covered herein and therein; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) (i) have any effect on any agreements any Purchaser has entered into with, or any instruments any Purchaser has received from, the Company or any of its Subsidiaries prior to the date hereof with respect to any prior investment made by such Purchaser in the Company or (ii) waive, alter, modify or amend in any respect any obligations of the Company or any of its Subsidiaries, or any rights of or benefits to any Purchaser or any other Person, in any agreement entered into prior to the date hereof between or among the Company and/or any of its Subsidiaries and any Purchaser, or any instruments any Purchaser received from the Company and/or any of its Subsidiaries prior to the date hereof, and all such agreements and instruments shall continue in full force and effect. Except as specifically set forth herein or therein, neither the Company nor any Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Required Holders (as defined below), and any amendment to any provision of this Agreement made in conformity with the provisions of this Section 5.5 shall be binding on all Purchasers and holders of Securities, as applicable, provided that no such amendment shall be effective to the extent that it (A) applies to less than all of the holders of the Securities then outstanding or (B) imposes any obligation or liability on any Purchaser without such Purchaser’s prior written consent (which may be granted or withheld in such Purchaser’s sole discretion). No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party, provided that the Required Holders may waive any provision of this Agreement, and any waiver of any provision of this Agreement made in conformity with the provisions of this Section 5.5 shall be binding on all Purchasers and holders of Securities, as applicable, provided that no such waiver shall be effective to the extent that it (1) applies to less than all of the holders of the Securities then outstanding (unless a party gives a waiver as to itself only) or (2) imposes any obligation or liability on any Purchaser without such Purchaser’s prior written consent (which may be granted or withheld in such Purchaser’s sole discretion). No consideration (other than reimbursement of legal fees) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, all holders of the Registered Shares, or all holders of the Warrants (as the case may be). From the date hereof and while any Warrants are outstanding, the Company shall not be permitted to receive any consideration from a Purchaser or a holder of Warrants that is not otherwise contemplated by the Transaction Documents in order to, directly or indirectly, induce the Company or any Subsidiary (i) to treat such Purchaser or holder of Warrants in a manner that is more favorable than to other similarly situated Purchasers or holders of Warrants, as applicable, or (ii) to treat any Purchaser(s) or holder(s) of Warrants in a manner that is less favorable than the Purchaser or holder of Warrants that is paying such consideration; provided, however, that the determination of whether a Purchaser has been treated more or less favorably than another Purchaser shall disregard any securities of the Company purchased or sold by any Purchaser. The Company has not, directly or indirectly, made any agreements with any Purchasers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Purchaser has made any commitment or promise or has any other obligation to provide any financing to the Company, any Subsidiary or otherwise. “Required Holders” means (I) prior to the Closing Date, Purchasers entitled to purchase, in the aggregate, at least a majority of the number of Registered Shares to be sold hereunder at the Closing and (II) on or after the Closing Date, holders of, in the aggregate, at least a majority of the Underlying Securities as of such time (excluding any Underlying Securities held by the Company or any of its Subsidiaries or any of their affiliates as of such time and excluding any Underlying Securities sold in open market transactions) issued or issuable hereunder or pursuant to the Warrants.

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5.6     Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

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5.7     Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.8     No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.8.

5.9     Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.8, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10    Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

5.11    Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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5.12    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13    Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that in the case of a rescission of an exercise of a Warrant, the applicable Purchaser shall be required to return any Common Shares subject to any such rescinded exercise notice concurrently with the return to such Purchaser of the aggregate exercise price paid to the Company for such shares and the restoration of such Purchaser’s right to acquire such shares pursuant to such Purchaser’s Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

5.14    Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15    Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16    Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

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5.17    Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.18    Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.19    Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20    Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

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5.21    WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SPHERE 3D CORP.		Address for Notice:

By:		Fax:
Name:
Title:

With a copy to (which shall not constitute notice):

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASER FOLLOWS]

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[PURCHASER SIGNATURE PAGES TO ANY SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: ________________________________________________________

Signature of Authorized Signatory of Purchaser: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Email Address of Authorized Signatory:_________________________________________

Facsimile Number of Authorized Signatory: __________________________________________

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: U.S.$

Warrants: _________________

EIN Number: _______________________

[   ] Notwithstanding anything contained in this Agreement to the contrary, by checking this box (i) the obligations of the above-signed to purchase the securities set forth in this Agreement to be purchased from the Company by the above-signed, and the obligations of the Company to sell such securities to the above-signed, shall be unconditional and all conditions to Closing shall be disregarded, (ii) the Closing shall occur on the third (3rd) Trading Day following the date of this Agreement and (iii) any condition to Closing contemplated by this Agreement (but prior to being disregarded by clause (i) above) that required delivery by the Company or the above-signed of any agreement, instrument, certificate or the like or purchase price (as applicable) shall no longer be a condition and shall instead be an unconditional obligation of the Company or the above-signed (as applicable) to deliver such agreement, instrument, certificate or the like or purchase price (as applicable) to such other party on the Closing Date.

[SIGNATURE PAGES CONTINUE]

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